SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2004, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ____________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan (Saudi Arabia),
     P. O. Box 2056, Mazda Building, Bab Makkah, Jeddah, 21451, Saudi Arabia

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

                   EMPLOYEE SAVINGS AND THRIFT PLANS -
                   MODERN INDUSTRIES COMPANY (JEDDAH),
                   MODERN INDUSTRIES COMPANY (DAMMAM)
                   AND MODERN PRODUCTS COMPANY

                   COMBINED FINANCIAL STATEMENTS AND
                   SUPPLEMENTAL SCHEDULE
                   FOR THE YEARS ENDED DECEMBER 31, 2004, 2003,
                   AND 2002 AND INDEPENDENT AUDITORS' REPORT

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

   Combined Statements of Net Assets Available for Benefits
     as of December 31, 2004 and 2003                                       2

   Combined Statements of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 2004, 2003 and 2002          3

Notes to Combined Financial Statements for the Years Ended
  December 31, 2004, 2003 and 2002                                        4 - 7

COMBINED SUPPLEMENTAL SCHEDULE - Statement of Investments                   8

                          INDEPENDENT AUDITORS' REPORT

To the trustees of:
Modern Industries Company (Jeddah) - Employee Savings and Thrift Plan, Modern Industries Company (Dammam) - Employee Savings and Thrift Plan, and Modern Products Company - Employee Savings and Thrift Plan


We have audited the accompanying combined statements of net assets available for benefits of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of the Procter & Gamble Company (the "Plans") as of December 31, 2004 and 2003, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2004. These combined financial statements are the responsibility of the Plans' trustees. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2004 and 2003 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The accompanying combined supplemental schedule listed on Page 8 is presented for the purpose of additional analysis and is not a required part of the basic combined financial statements. The schedule is the responsibility of the Plans' trustees. Such combined supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.

Deloitte & Touche
Bakr Abulkhair & Co.


/S/ AL-MUTAHHAR Y. HAMIDUDDIN
-----------------------------
Al-Mutahhar Y. Hamiduddin
License No. 296
Jeddah, Kingdom of Saudi Arabia
March 17, 2005

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
(Expressed in Saudi Riyals)
-------------------------------------------------------------------------------

                                                    2004                2003
                                            -----------------------------------
ASSETS

Investments                                     41,434,310          38,047,118
Loans to participants                              661,201             658,241
Other receivable                                   512,729             374,997
Cash                                             3,940,794           3,774,976
                                            -----------------------------------

Total assets                                    46,549,034          42,855,332

LIABILITIES

Amounts due to employees                           271,075               9,310
                                            -----------------------------------

NET ASSETS AVAILABLE FOR BENEFITS               46,277,959          42,846,022
                                            ===================================




The combined Financial Statements were approved on March 17, 2005.


Trustee: /s/FAHAD A. ALSUKAIT


Trustee: /S/JAMAL SHOWAIKHAT



   The accompanying notes form an integral part of these financial statements

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in Saudi Riyals)
---------------------------------------------------------------------------------------------------------
                                                              2004             2003             2002
                                                     ----------------------------------------------------
ADDITIONS

Basic employee contributions                             1,864,124        1,880,357        2,211,841
Additional employee contributions                        2,434,885        1,269,062        1,723,766
Companies' contributions                                 1,591,323        1,516,176        1,672,448
                                                     ----------------------------------------------------

Total contributions                                      5,890,332        4,665,595        5,608,055
                                                     ----------------------------------------------------
Investment income:

   Smucker shares                                                -                -          363,246
   Dividends                                               529,592          508,199          608,561
   Interest income:                                          2,369           25,018           65,556
   Net appreciation in fair value of investments         2,724,551        7,053,752        1,938,332
                                                     ----------------------------------------------------

Total investment income                                  3,256,512        7,586,969        2,975,695
                                                     ----------------------------------------------------

Total additions                                          9,146,844        12,252,564        8,583,750
                                                     ----------------------------------------------------

DEDUCTIONS

Distribution and withdrawals to participants
  at market value                                       (5,389,458)     (13,108,607)     (18,625,924)
Deemed distributions of loans to participants             (325,449)        (490,897)        (816,346)
                                                     ----------------------------------------------------

Total deductions                                        (5,714,907)     (13,599,504)     (19,442,270)
                                                     ----------------------------------------------------

NET INCREASE/(DECREASE)                                  3,431,937        (1,346,940)     (10,858,520)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year                                       42,846,022        44,192,962        55,051,482
                                                     ----------------------------------------------------

End of year                                             46,277,959        42,846,022        44,192,962
                                                     ====================================================

   The accompanying notes form an integral part of these financial statements

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

1.    PLANS DESCRIPTION AND RELATED MATTERS
      -------------------------------------

      The following brief description of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of The Procter & Gamble Company (the "Plans"), is provided for general information purposes only. Participants should refer to each plan agreement for more complete information.

      This plan is not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor is it qualified under the United States Internal Revenue Code Section 401(a).

      TRUSTEES

      The Trustees of the Plans include the chairman of Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company (collectively, the "Companies") and nominated managers of the Companies.

      ELIGIBILITY

      Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plans.

      MEMBER'S ACCOUNTS

      An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member's contributions, decreased by all withdrawals and increased by all repayments of withdrawals. The Company Account includes the total contributions made by the Companies, which were credited to the member's account in accordance with the terms of the Plans. Profits on bank deposits and net dividends are credited to the Employee Account.

      EMPLOYEE CONTRIBUTIONS

      Basic deductions of 5% of base salary are contributed monthly by the members. The member has the option to invest these contributions in one of the following investment programs offered by the Plans:

      o Invest the full amount to purchase The Procter & Gamble Company ("Procter & Gamble") securities.

      o  Invest the full amount in bank deposits.

      o Invest 50% of the amount to purchase Procter & Gamble securities, and 50% in bank deposits.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

      The numbers of participating employees under each of the aforementioned programs at December 31, 2004 were 159, 43 and 15 (2003: 198, 80 and 37;
      2002: 279, 96 and 59), respectively. Members may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in Procter & Gamble securities.

      COMPANIES' CONTRIBUTIONS

      The Companies credit each member with an amount ranging from 25% to 100% of the balance in the Employee Account, depending on the member's length of continuous service, with the rate reaching 100% after ten years of continuous service.

      EARNINGS

      Any occurrence of income from the net dividends earned and credits from forfeitures are utilized to purchase more Procter & Gamble securities. These earnings are allocated on a pro-rata basis to the existing members based on the prior month-end balance of their Plans' assets.

      Commission earned from bank deposits is allocated amongst the members of the Plans in proportion to their investments in bank deposits.

      VESTING

      The members are fully vested in their Employee Accounts and Earnings Accounts. Members become vested in the Companies' contributions by 30% after the first three full years from the date of their membership in the Plans, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership.

      WITHDRAWALS

      Withdrawals may be made from the member's Employee Account at any time the member chooses to, up to the extent of the member's contributions, the vested portion of the Companies' Contributions and all relevant profits thereon.

      The non-vested portion of the Companies' Contributions and relevant profits are placed in a frozen account that will continue to be vested according to the vesting schedule. These are paid to the employee on separation from the Companies unless the employee meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plans after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

      LOANS

      An existing member who has at least five years of membership is eligible to borrow from the Plans up to an amount that varies with the member's monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in the Employee's Account (including gains on securities) or six months salary, whichever is lesser. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in a lump sum at any time.

      FORFEITURES

      When members leave the Plans without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies' Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as the Companies' Contributions (see Companies Contributions).

      TRANSFERABILITY

      The Plans are 100% transferable between the Companies.

      COSTS OF THE PLANS

      All administrative costs of the Plans are paid by the Companies.


2.    SIGNIFICANT ACCOUNTING POLICIES
      -------------------------------

      BASIS OF COMBINATION

      The combined financial statements include the financial statements of all the Plans as stated in Note 1. All significant intercompany transactions and balances have been eliminated in the combination.

      BASIS OF ACCOUNTING

      The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The net assets and transactions of the Plans are recorded at fair value.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
      The Plans have investments in Procter & Gamble and J.M. Smucker Company securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amount reported in the financial statements.

      VALUATION OF INVESTMENTS

      Investments in Procter & Gamble and J.M. Smucker Company securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      INTEREST INCOME

      Interest income represents interest earned on bank deposits.

      FOREIGN CURRENCY TRANSLATION

      The Plans' primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plans' year. Earnings on currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2004, 2003 and 2002 were not significant.

      COMPARATIVE FIGURES

      Certain figures for 2003 and 2002 have been reclassified to conform with the presentation in 2004.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

3.    INVESTMENTS
      -----------

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits at December 31, 2004 and 2003 were investments in Procter & Gamble securities which totaled SR 41,262,967 and SR 37,819,088, respectively. The number of shares held were 199,826 and 100,999 at December 31, 2004 and 2003, respectively.

      During the years ended December 31, 2004, 2003 and 2002, the Plan's investments in securities (including gains and losses on investments bought and sold as well as held during the year) appreciated by SR 2,724,551, SR 7,053,752 and SR 1,938,332, respectively.


4.    TAXES
      -----

      Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plans require that such taxes be borne by the members.

      Dividend payments on Procter & Gamble securities are received net of deduction of withholding taxes by the Government of the United States of America.

5.    THE J.M. SMUCKER COMPANY COMMON STOCK
      -------------------------------------

      In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to Procter & Gamble's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding Procter & Gamble common stock received one share of Smucker stock for every fifty shares of Procter & Gamble stock. The cost basis of the Procter & Gamble common stock prior to the Smucker spin-off was allocated between Procter & Gamble common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.


EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in Saudi Riyals)
------------------------------------------------------------------------------------------------------------------------------------

                                      2004                                  2003                                 2002
                         -----------------------------------------------------------------------------------------------------------

                         Number                   Market      Number                   Market      Number                   Market
                         of Shares    Cost        Value       of shares     Cost       Value       of shares     Cost       value
                         -----------------------------------------------------------------------------------------------------------

The Procter & Gamble     199,826   29,202,627   41,262,967    100,999   27,120,933   37,819,088    118,951   32,493,550   38,141,784
Company securities

The J.M. Smucker Company
securities                   971      130,739      171,343      1,314      176,922      228,030      2,014      265,120      299,028
                         ===========================================================================================================


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, on March 29, 2005.

Employee Savings and Thrift Plan (Saudi Arabia)


By:  /s/FAHAD A. ALSUKAIT
     ----------------------------
     Fahad A. Alsukait




By:  /s/JAMAL SHOWAIKHAT
     -----------------------------
     Jamal Showaikhat

                                 EXHIBIT INDEX


Exhibit No.

    23        Consent of Deloitte & Touche, Bahr Abulkhair & Co.